Exhibit 99.34

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA REPORTS FOURTH
QUARTER AND FULL YEAR 2010 RESULTS

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, February 15, 2011 – Brookfield Office Properties Canada (BOX.UN: TSX), a Canadian REIT (Real Estate Investment Trust), today announced that in accordance with International Financial Reporting Standards (“IFRS”), net income for the year ended December 31, 2010 was $329.0 million or $3.53 per unit, compared to a loss of $221.3 million or $2.37 per unit in 2009. Net income for the three months ended December 31, 2010 was $234.4 million or $2.51 per unit, compared to a loss of $44.1 million or $0.47 per unit during the same period in 2009.

Funds from operations (“FFO”) for the year ended December 31, 2010 was $119.2 million or $1.28 per unit, compared to $113.1 million or $1.21 per unit in 2009. FFO for the three months ended December 31, 2010, was $27.0 million or $0.29 per unit, compared with $32.2 million or $0.34 per unit during the same period in 2009. The prior period included termination income of $4.6 million. Adjusted funds from operations (“AFFO”) was $82.3 million ($0.88 per unit) for the year ended December 31, 2010, compared to $85.3 million ($0.92 per unit) in 2009. AFFO for the three months ended December 31, 2010 was $18.5 million ($0.20 per unit), compared to $17.4 million ($0.19  per unit) during the same period in 2009.

Commercial property net operating income for the year ended December 31, 2010 was $219.5 million, compared to $196.4 million in 2009. Commercial property net operating income for the three months ended December 31, 2010 was $52.7 million, compared with $57.6 million during the same period in 2009.

HIGHLIGHTS OF THE FOURTH QUARTER

Brookfield Office Properties Canada continued its pro-active leasing strategy in the fourth quarter of 2010, with the portfolio at 97.1% leased at the end of the 2010. This compares favourably with the Canadian national average of 91.2% and to the level at the end of the prior year of 96.5%.

The Trust leased 570,000 square feet of space during the quarter at an average net rent of $29 per square foot, which represents a 3.6% improvement versus the average expiring net rent of $28  on this space in the quarter. Pre-leasing and renewals represent 87.4% of the total with new leases representing the remainder.

Leasing highlights include:

Toronto – 235,000 square feet
•	An 11-year renewal with HSBC Bank Canada for 109,000 square feet at HSBC Building
•	A 10-year renewal with FundServ Inc. for 25,000 square feet at Exchange Tower

Calgary – 331,000 square feet
•	An average 16-year expansion with Suncor Energy Inc. for 184,000 square feet at Suncor Energy Centre
•	An average 10-year renewal and expansion with West Coast Energy Inc. for 125,000 square feet at Fifth Avenue Place

Vancouver – 4,000 square feet

Named Rael Diamond as Chief Financial Officer. Bryan Davis is stepping down as CFO of BOX but will continue in that role with Brookfield Office Properties (BPO).

OUTLOOK
“Our 2010 performance was strong, with solid financial results, two million square feet of total leasing and 97.1% occupancy in our portfolio,” stated Tom Farley, CEO of Brookfield Office Properties Canada. “We look forward to our first full year operating as a REIT and establishing ourselves as the country’s premier office property owner.”

*  *  *

Net Operating Income, FFO and AFFO
This press release and accompanying financial information make reference to net operating income, funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) on a total and per unit basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). FFO is defined as net income prior to extraordinary items, one-time transaction costs, valuation adjustments, and certain other non-cash items if any. AFFO is defined as FFO net of normalized second generation leasing commissions and tenant improvements, normalized sustaining capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release.  Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Distribution  Declaration
The Board of Trustees of Brookfield Office Properties Canada announced a distribution of $0.09 per trust unit payable on March 15, 2011 to holders of trust units of record at the close of business on February 28, 2011.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of Brookfield Office Properties Canada. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the Trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada including the Trust’s most recent Interim Report under the heading “Management’s Discussion and Analysis.” The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Supplemental Information
Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldofficepropertiescanada.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Canada Profile
Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust. Its portfolio is comprised of interests in 19 premier office properties totaling 14.4 million square feet in the downtown cores of Toronto, Calgary and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit
 www.brookfieldofficepropertiescanada.com

Contact: Matthew Cherry, Director, Investor Relations and Communications
Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS(1)

(Cdn Millions)	Dec. 31, 2010	Dec. 31, 2009

Assets
Commercial properties	$3,965.0	$3,673.4
Tenant receivables and other assets	21.8	29.4
Cash and cash equivalents	20.4	37.9
	$4,007.2	$3,740.7

Liabilities
Commercial property debt	$1,591.8	$1,596.2
Accounts payable and other liabilities	70.5	78.7

Equity
Trust units	550.2	422.6
Unitholders’ retained earnings	238.8	172.5
Non-controlling interest(2)	1,555.9	1,470.7
	$4,007.2	$3,740.7

(1)Prior  year  financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior year results may not necessarily be reflective of the results had the Trust  been a stand-alone entity during the years presented.
(2)Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENTS OF INCOME(1)

	Three months ended Dec.31		Year ended Dec. 31
(Cdn Millions, except per unit amounts)	2010	2009	2010	2009

Commercial property operations
Revenue	$109.4	$112.0	$426.4	$371.2
Operating expenses	56.7	54.4	206.9	174.8
	52.7	57.6	219.5	196.4
Investment and other income	—	(0.1)	1.0	1.5
	52.7	57.5	220.5	197.9
Expenses
Interest	22.0	21.5	86.2	69.6
General and administrative	3.7	3.8	15.1	15.2
Transaction costs	—	2.0	4.9	2.4
Income before fair value gains (losses)	27.0	30.2	114.3	110.7
Fair value gains (losses)	207.4	(74.3)	214.7	(332.0)
Net income (loss)	$234.4	$(44.1)	$329.0	$(221.3)
Net income (loss) attributable to:
Unitholders	56.0	(9.6)	73.4	(48.2)
Non-controlling interest	178.4	(34.5)	255.6	(173.1)
Weighted average Trust units outstanding	22.3	20.3	20.8	20.3
Net income (loss) per Trust unit	$2.51	$(0.47)	$3.53	$(2.37)

(1)Prior  year  financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior year results may not necessarily be reflective of the results had the Trust  been a stand-alone entity during the years presented.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS(1)

	Three months ended Dec.31		Year ended Dec. 31
(Cdn Millions, except per unit amounts)	2010	2009	2010	2009
Net income (loss)	$234.4	$(44.1)	$329.0	$(221.3)
Add (deduct):
Fair value (gains) losses	(207.4)	74.3	(214.7)	332.0
Transaction costs	—	2.0	4.9	2.4
Funds from operations	$27.0	$32.2	$119.2	$113.1
Funds from operations – unitholders	6.5	7.1	26.6	24.7
Funds from operations – non-controlling interest	20.5	25.1	92.6	88.4
	27.0	32.2	119.2	113.1
Weighted average Trust units outstanding	22.3	20.3	20.8	20.3
Funds from operations per Trust unit	$0.29	$0.34	$1.28	$1.21

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS(1)

	Three months ended Dec.31		Year ended Dec. 31
(Cdn Millions, except per unit amounts)	2010	2009	2010	2009
Funds from operations	$27.0	$32.2	$119.2	$113.1
Add (deduct):
Normalized 2nd generation leasing commissions and tenant improvements(2)	(3.5)	(3.5)	(14.0)	(14.0)
Straight-line rental income	(4.2)	(10.5)	(19.7)	(10.6)
Normalized sustaining capital expenditures(2)	(0.8)	(0.8)	(3.2)	(3.2)
Adjusted funds from operations	$18.5	$17.4	$82.3	$85.3
Adjusted funds from operations – unitholders	4.4	3.8	18.3	18.6
Adjusted funds from operations – non-controlling interest	14.1	13.6	64.0	66.7
	18.5	17.4	82.3	85.3
Weighted average Trust units outstanding	22.3	20.3	20.8	20.3
Adjusted funds from operations per Trust unit	$0.20	$0.19	$0.88	$0.92

(1)Prior  year financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial  statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior year results may not necessarily be reflective of the results had the Trust been a stand-alone entity during the years presented.
(2) As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are not considered to add productive capacity.